Exhibit 99.3
RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(“Randgold Resources” or the “Company”)
RESIGNATION OF DIRECTOR
London, 1 July 2010 — Randgold Resources Limited announces that, with effect from today’s date, Mr Jon Walden, who has served on the Board as a Non-Executive Director since November 2008, has decided to step down as a director of the Company.
Mr Philippe Liétard, Chairman of Randgold Resources said:
“We understand Jon’s decision and recognise the various opportunities ahead of him. On behalf of the Board we would like to thank Jon for his contribution to the Company and wish him well with his future career.”
Randgold Resources Enquiries:

Chief Executive	Financial Director	Investor & Media Relations
Dr Mark Bristow	Graham Shuttleworth	Kathy du Plessis
+44 788 071 1386	+44 779 614 4438	+44 20 7557 7738
+44 779 775 2288	+44 1534 735 333	Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com